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      Filed by Applied Micro Circuits Corporation pursuant to Rule 425 under the
                                                         Securities Act of 1933.

              Subject Company: MMC Networks, Inc. Commission file No.: 000-23023



AMCC And MMC Networks Sign Definitive Agreement To Merge                  Page 1


Contacts:                                         Karina Wollesen
William Bendush                                   The Ardell Group
AMCC Vice President and                           Ph: (650) 569-3806
 Chief Financial Officer                          Email: karina@ardellgroup.com
Ph: (858) 450-9333
Email:  bbendush@amcc.com                         or

or                                                Kristine Mozes
                                                  Stapleton Communications, Inc.
Richard Yonker                                    Ph:  (408) 731-1999
MMC Vice President, Finance &                     Email: kristine@stapleton.com
 Chief Financial Officer
Ph:  (408) 731-1600
Email: ryonker@mmcnet.com

or

Debra Hart
AMCC Investor Relations Manager
Ph: (858) 535-6566
Email:  debrah@amcc.com


           AMCC AND MMC NETWORKS SIGN DEFINITIVE AGREEMENT TO MERGE

     The combination expands AMCC's fiber-to-switch connectivity solutions with addition of network processor, traffic management and switch fabric capabilities

SAN DIEGO, August 27, 2000 - Applied Micro Circuits Corporation (AMCC) (Nasdaq:
AMCC) and MMC Networks (MMC) (Nasdaq: MMCN), today announced that they have signed a definitive agreement under which MMC will merge with AMCC in a transaction valued at approximately $4.5 billion, based on AMCC's August 25, 2000 closing stock price.

Under the terms of the agreement, AMCC will issue 0.619 shares of its common stock for each common share of MMC stock. The transaction is expected to close in the fourth calendar quarter and will be accounted for as a purchase. The Boards of Directors of both companies have approved the agreement. The completion of the transaction is subject to customary closing conditions, including the approval of MMC's stockholders and the expiration or termination of the Hart-Scott-Rodino waiting period.

MMC, a fabless semiconductor company located in Sunnyvale, California is the pioneer and market leader in providing network processors, traffic management and switch fabric technology. The
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AMCC And MMC Networks Sign Definitive Agreement To Merge                  Page 2

pending merger is the next logical strategic step in AMCC's strategy to provide complete solutions in the optical networking market and to expand into new markets for high-speed communications products. MMC's platforms are the strategic core of a wide range of switches and routers, including optical networking, web switching, subscriber management, broadband access, and other communications platforms.

As the market leader in providing complete network processing platforms and design consulting services, MMC has been shipping product for over five years and has accumulated 72 major platform wins (usually with multiple sockets per win) at 44 different customers.

"This powerful merger of two market leaders - MMC and AMCC - creates tremendous synergy and opportunities for the combined companies in both the optical networking market and many other emerging platforms at the WAN Edge," said Dave Rickey, President and Chief Executive Officer of AMCC. "We see MMC's leading network processors, traffic management and switch fabrics as a perfect complement to our current product portfolio, including our recent acquisition of Yuni Networks. There is a new market emerging for intelligent optical networking systems. With this merger, we can provide the most complete and powerful integrated circuit solutions for this rapidly growing market."

Doug Spreng, President and Chief Executive Officer of MMC said, "AMCC is the ideal partner for us. We share a common vision and commitment to delivering high-performance communications solutions that provide true value to our customers. AMCC's strength in high-end optical networking, combined with MMC's intelligent networking solutions, will allow our customers to achieve the fastest time to market with advanced features."

Doug Spreng, as President of MMC, a subsidiary of AMCC, will report directly to Dave Rickey and join the AMCC Board of Directors upon completion of the merger.

AMCC and MMC will be hosting a conference call Monday, August 28, 2000, at 8:30 a.m. EDT to discuss the merger. The dial-in numbers are 800-684-4395 or 303-224-6999. A replay will be available approximately one hour after the completion of the call for a period of seven days. The replay number is 800-625-5288 or 303-804-1855. The conference call ID number is 796243.
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AAMCC And MMC Networks Sign Definitive Agreement To Merge                 Page 3

About MMC Networks, Inc.
MMC is the market leader in providing total network processing platforms and services, enabling network and communications equipment vendors to rapidly develop scalable, feature-rich, cost-effective products. MMC's platforms include fully programmable, policy-enabled network processors, an open, extensive software architecture, high-capacity switching fabrics, and integrated traffic management capabilities, complemented by system design and consulting services. MMC platforms form the silicon heart of many Layer 2-Layer 7 WAN and LAN switches and routers, broadband, optical, web switching, subscriber management, and other communications platforms.

About AMCC
AMCC designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's optical networks. The Company utilizes a combination of high-frequency analog, mixed-signal and digital design expertise coupled with system-level knowledge and multiple silicon process technologies to offer integrated circuit products that enable the transport of voice and data over the fiber optics networks. AMCC's corporate headquarters and wafer fabrication facilities are located in San Diego. Sales and consulting engineering offices are located throughout the world.

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing, the expected benefits of the merger, the ability of the combined company to successfully develop and supply products after the merger, and the future growth of the markets served by the companies. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected for both companies. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, risks associated with difficulties in successfully integrating AMCC's and MMC's businesses and technologies; costs related to the merger; failure to obtain required stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulty of successfully managing a large organization; factors discussed in reports filed by AMCC and MMC with the Securities and Exchange Commission. The forward-looking statements contained in this news release are made as of the date hereof and AMCC and MMC do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.
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AMCC And MMC Networks Sign Definitive Agreement To Merge                  Page 4

Where You Can Find More Information
Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by AMCC and MMC. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from AMCC or MMC.

MMC and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MMC with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in MMC's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 27, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from AMCC and MMC.

For More Information
Visit AMCC's web site at http://www.amcc.com or visit MMC Networks' web site at http://www.mmcnetworks.com.

                                       ###

AMCC is a registered trademark of Applied Micro Circuits Corporation.
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                             CONFERENCE CALL SCRIPT

                               MMC Networks Merger

                                 August 28, 2000


(OPERATOR INTRODUCES BILL BENDUSH)

(BILL)

Thank you and good morning, everyone. By now, all of you should have received the press release that was issued yesterday regarding the execution of a merger agreement between AMCC and MMC Networks. On the call with me today to discuss this merger, are Dave Rickey - President and CEO of AMCC, Doug Spreng - President and CEO of MMC Networks, Andy Gottlieb - VP Marketing of MMC, and Brent Little, VP Marketing of AMCC.

During the course of the conference call, we may make projections or other forward-looking statements regarding events or the future financial performance of the companies. Such forward looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing, the expected benefits of the merger, the projected financial performance of the combined companies, the ability of the combined company to successfully develop and supply products after the merger, and the future growth of the markets served by the companies. We wish to caution you that actual results may differ materially from these forward-looking statements, due to a number of risks and uncertainties. For a more detailed discussion of these factors, we refer you to both companies' SEC filings including Annual Reports on Form 10-K for the most

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recent fiscal year ends and to the Proxy Statement/Prospectus regarding this merger, when available.

Terms, Accounting Treatment  & Financial Impact

Before I turn the call over to Dave, I'd like to briefly discuss the terms, accounting treatment, and financial impact of this merger.

Under the terms of the merger agreement AMCC will issue 0.619 (zero point six one nine) shares of its common stock for each common share of MMC stock in a tax-free, stock-for-stock exchange. As a result, MMC Networks shareholders and option holders will receive approximately 24.5 million shares of AMCC common stock, or 14.5% of the combined company in exchange for all the shares and options of MMC. Based upon AMCC's Friday closing price of $188.56 per share, this represents a valuation of approximately $4.5 billion. Subject to regulatory and MMC shareholder approvals, we expect to close this transaction in the fourth calendar quarter of this year.

We will account for this merger as a purchase. As a result, this transaction will generate non-operating acquisition charges, such as the amortization of intangibles, stock compensation and acquired in process R&D write-offs. These non-operating acquisition charges will be excluded from the pro-forma earnings we now report quarterly.

Exclusive of the impact of the purchase accounting related charges I just discussed, we expect this merger to be non-dilutive, even assuming no cost

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synergies, from our very first quarter of combined operations. In addition, the combined companies will have reduced customer concentrations.

I would now like to turn the call over to Dave.

[DAVE]

Thank you Bill.

I am thrilled that AMCC and MMC have decided to join forces. As you know, AMCC is a high-bandwidth silicon supplier, focused on network transport, core and edge applications. MMC Networks is a fabless silicon company which is focused on the WAN edge. Hence, our two companies are already headed on a synergistic and complementary product-development strategy which intersects at the WAN edge.

Because merchant silicon is in its infancy at the higher layers of the network, there are a dizzying array of venture-backed start-ups, jockeying for position in these emerging markets. These companies are often very early stage, often pre-revenue, perhaps with a handful of real design wins. They may be scooped up
                                       ----
for more than a billion dollars, even while a great deal of risk and "battle-hardening" lies ahead for these untested engineering start-ups.

This is why I am so excited to join with MMC Networks. MMC is the pioneer in merchant silicon for network-processor, traffic-management and switch-fabric

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chips. MMC has traction. MMC's nearly 200 designers build network processing, traffic management and switch fabric chips. MMC has 44 revenue-generating customers, both tier-1s and start-ups. MMC's 72 platform design wins are supported by over 40 applications engineers. Many investors underestimate the importance of this "holistic" approach to the business. Design engineering alone is necessary, but not sufficient, to win the day. Designers in these markets must be complemented with strong technical sales, marketing, architecture and applications support every step of the way.

I believe that AMCC and MMC together will enable the near-term development of the most complete solutions available in the market, all the way from fiber to switch, from OC-3 through OC-192. Today's total headcount for the two companies is about 850 including about 500 engineers. AMCC's optical networking experience, combined with MMC's intelligent networking experience, forms the industry's most complete combination for the emerging "intelligent optical" network. The products of the two companies are highly complementary. We believe that we will be able to offer our customers a significant time to market advantage by providing complete hardware and software designs and coordinated customer support. We see MMC's WAN edge focus as an ideal complement to our YuniNetworks core switch fabric. In fact, when you consider AMCC's arsenal, our combined products will provide complete PMD, physical layer, framer, network processor, traffic management and switch fabric offerings at the highest speeds in the optical network. We believe that the total available market that the combined company will address should exceed $6 billion by 2003. We intend to have a major share of this TAM.

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As Bill said earlier, we expect this combination will be non-dilutive from the very start. Beyond that, I expect that this acquisition positions the combined companies to be an industry growth and profit leader, and the leader in "intelligent optical" Comm IC solutions.

By way of summary, then, the combination of AMCC and MMC Networks is compelling for the following reasons:

1) Both companies have embarked on a highly complementary product strategy, intersecting at the WAN edge.

2)   The addressable TAM for the combined entity is $6 billion in 2003.

3)   The companies have an established track record in their respective markets.

4) As the higher layers continue evolving from customer-ASIC to merchant silicon, the same benefits which AMCC is now realizing from its 1999 Cimaron acquisition will become evident, benefits like one-stop shopping, and collapsing time to market for our customers.

There is one other compelling benefit to AMCC, and that is the high-quality talent of MMC Networks. To cite just two individuals, Doug Spreng and Alex Joffe are a coup for AMCC. Doug brings years of systems-level industry leadership, and a veteran perspective to the company. And Alex, as a founder, CTO and the pioneer in the network-processor market, adds significant networking architectural expertise.

Upon the closing of the merger, Doug will remain President and CEO of MMC which will be a subsidiary of AMCC. He will also be joining me as a member of

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AMCC's board of directors. Now I will turn the call over to Doug for his comments.

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(DOUG)

Thank you, Dave.

Many of you out there who have been following MMC Network's fortunes for the last year or so may be asking: why AMCC and why now? After a difficult transition late last year, our revenues are recovering nicely and our stock price has followed. We are the pioneer and market leader in the rapidly growing market segment of network processors, traffic management and switch fabrics and have been racking up an impressive set of design wins for some time now. One could imagine that we could go it alone and do quite well. All of which is quite true. So, we didn't have to do this deal; we chose to do it for a number of
                    ----                     -----
fundamental business reasons.

The rapid consolidation of the communications IC business this past year has not gone unnoticed and history has shown that when powerful companies come together strategically in an environment like this, the results can be dramatic.

Basically, it comes down to a matter of scale: maximizing customer time to market with a set of full solutions, leveraging resources, the ability to buy whomever you want when you need to and the long term ability to optimize system and silicon integration. We realized that we couldn't do all these things by ourselves and needed to ally with a powerful partner to optimize the long term success for our employees and our shareholders.

At the same time, we were shifting our business model from LAN switching to the WAN Edge, with over half of our design wins this past year in the optical networking sector. As we looked at where we were going and the relative

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positions of the major companies in our industry, AMCC stood out as a near perfect fit.

Their products completely complemented our own and they were well positioned as a market leader in a space that was highly strategic to us. They had a similar view of how to develop and sell systems solutions just like we did. And, very importantly, they had thoroughly evaluated the industry and recognized that our value went well beyond a few more products in their product line, but as a strategic asset for the combined companies.

On the financial side, our growth rates were similar and the market cap of the combined companies would allow any of the acquisitions we could contemplate. They were very profitable and highly regarded by the investment community.

As we discussed the possibilities over the last several months, we got increasingly excited about how the directions of the two companies were converging on a vision of an "intelligent optical edge". We determined that we could deliver complete solutions to our mutual customers from the fiber to the very core of the switch/router. This was the strategic connection we were looking for in a partner.

Finally, we found that the two cultures were a great fit as well. Both companies believe in a high degree of focus with an inclination to attack the market, not just participate in it. And, thanks to Dave, who wants us to operate within AMCC much the same as if we were a separate company, we can retain our passion for our business and pursue it with the same fervor as we have been.

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I couldn't be more pleased about this outcome and intend to spend the next several years of my career working with Dave to build an even greater company around this powerful combination. Back to you, Dave.

(DAVE)

Conclusion of Prepared Remarks

Thanks, Doug. This concludes our prepared remarks. At this time, I'd like to open the call to questions.

Where You Can Find More Information
Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by AMCC and MMC. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and
                         -------------------
these other documents may also be obtained for free from AMCC or MMC.

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